Item 77C: Matters submitted to a vote of security holders

At a Special Meeting of Shareholders of the BB&T International Equity Fund (the "International Equity Fund"), a series of BB&T Funds, held on June 11, 2008, shareholders of the International Equity Fund voted to approve an Investment Sub-Advisory Agreement between BB&T Asset Management, Inc. and Artio Global Management LLC (formerly, Julius Baer Investment Management LLC) with respect to the International Equity Fund. The results of the voting were as follows:


Affirmative           Against                 Abstain
17,209,763            49,233                  19,826